QUEST CAPITAL CORP.
RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

INTRODUCTION

The following information, initially prepared as of March 7, 2007, should be read in conjunction with Quest Capital Corp.’s (the “Company”) restated audited annual consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”), together with the related management’s discussion and analysis (“MD&A”).  All amounts are expressed in Canadian dollars unless otherwise indicated.  This report has been amended and restated as at August 2, 2007, as discussed below.

The business of the Company consists of:

•	mortgage financings secured by first and second real estate mortgages;

•	providing commercial bridge loans primarily to publicly traded development stage companies;

•	financial and corporate assistance in arranging equity offerings for companies; and

•	management and administrative services to public and private companies.

The Company generates the majority of its revenues through interest it earns on its loan portfolio.  The Company’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid and the nature and credit quality of its loan portfolio, including the quality of the collateral security.  In addition, the Company generates revenues from gains on the sale of marketable securities and investments.  The Company also receives fees from its corporate finance activities; which fees are subject to the number and value of the transactions in which the Company participates.

The following discussion, analysis and financial review is comprised of 15 main sections:

1.           AMENDMENT AND RESTATEMENT TO THE COMPARATIVE PERIODS
2.           SELECTED ANNUAL INFORMATION
3.           RESULTS OF OPERATIONS
4.           SUMMARY OF QUARTERLY RESULTS
5.           LIQUIDITY
6.           RELATED PARTY TRANSACTIONS
7.           SUBSEQUENT AND PROPOSED TRANSACTIONS
8.           OFF BALANCE SHEET ARRANGEMENTS
9.           OUTLOOK
10.           CRITICAL ACCOUNTING POLICIES AND ESTIMATES
11.           CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
12.           DISCLOSURE OF OUTSTANDING SHARE DATA
13.           RISKS AND UNCERTAINTIES
14.           FORWARD LOOKING INFORMATION
15.           INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Additional information about the Company, including its Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

1.	AMENDMENT AND RESTATEMENT TO THE COMPARATIVE PERIODS

During 2007, the Company undertook a review of business alternatives for its wholly owned U.S. subsidiary, Viceroy Gold Corporation (“Viceroy Gold”), and management identified a historical accounting error related to the failure to recognize future income taxes, relating to the differences in the accounting and tax values of certain assets and liabilities held by Viceroy Gold.  Management thereafter determined that amendments should be reflected in restated consolidated financial statements.

As a result, the Company has recorded an adjustment to opening retained earnings at December 31, 2004 totaling $4.2 million to recognize current and future taxes for the period from 2000 to 2003.  As this liability is denominated in U.S. dollars, subsequent change in the foreign exchange rates are reflected in the currency translation adjustment account.

There are no changes to the Company’s consolidated statement of earnings for the years ended December 31, 2006, 2005 and 2004, as the error relates to tax provisions prior to fiscal year 2004.

Annual disclosures

(In thousands of Canadian dollars)
For the year ended December 31,

	2006	2005	2004
Total liabilities
Previous	32,930	12,009	12,385
Restated	36,228	15,309	15,795

Quarterly disclosures – (unaudited)

(In thousands of Canadian dollars)

	Fourth Qtr 2006	Third Qtr 2006	Second Qtr 2006	First Qtr 2006	Fourth Qtr 2005	Third Qtr 2005	Second Qtr 2005	First Qtr 2005
Total liabilities
Previous	32,930	20,885	14,828	8,999	12,009	6,718	7,525	10,684
Restated	36,228	24,048	17,987	12,284	15,309	10,008	10,993	14,107

This MD&A reflects all amounts as restated to address the items discussed above.

2.	SELECTED ANNUAL INFORMATION

(In thousands of Canadian dollars, except per share amounts)
For the year ended December 31,
	Restated	Restated	Restated
	2006	2005	2004
Interest and related fees	32,591	17,410	10,948
Non-interest income	18,499	9,490	6,775
Expenses and other	12,488	9,732	4,381
Earnings before income taxes	36,984	17,168	13,067
Net Earnings	43,701	23,551	12,747
Basic Earnings Per Share	0.32	0.23	0.14
Total Assets	310,357	189,603	111,905
Total Liabilities	36,228	15,309	15,795
Cash Dividends Declared Per Share	$0.05	$0.03	-

The Company’s loan portfolio continued to grow in 2006 to $269.5 million which is a 116% increase as compared to the previous year.   As at December 31, 2006, the majority of the Company’s loan portfolio includes first and second real estate mortgages.  These loans are characterized by slightly lower interest rates and fees that the Company would otherwise realize from commercial loans to publicly traded development stage companies.

The Company realized net gains from sale of marketable securities and investments in 2006 totaling $14.5 million, as compared to $4.9 million realized in 2005 and $1.1 million realized in 2004.

In 2004, the Company, through its wholly owned subsidiary Quest Securities Corporation, expanded its services to include corporate finance services in return for fees.  In 2006, fees recorded from these activities totaled $2.8 million, compared to $3.3 million in 2005 and $0.9 million in 2004.  The decrease in 2006 is the result of changes in management of the Company’s corporate finance services.

In 2006, the Company completed its closure obligations at the Castle Mountain property located in California, other than long-term monitoring and maintenance.  The impact of the Company’s former resource operations were minimal in 2006 and 2005.  Currently, the Company is seeking to sell the Castle Mountain property.

In 2005 and 2006, net earnings were also positively impacted by the recognition of a future tax asset (see Critical Accounting Policies and Estimates – Future Tax Asset) of $6.0 million and $8.5 million, respectively, as result of the likely realization of unused tax losses from future earnings.  In 2007, the future tax asset will be utilized to offset taxable earnings.  As the future tax asset is realized, future earnings will be reduced.  As a result, the Company’s 2007 attributed tax rate will be approximately 34%.

3.	RESULTS OF OPERATIONS

Total assets as at December 31, 2006 were $310.4 million comprised of $9.5 million of cash, $1.9 million of marketable securities, $269.5 million in loans, $10.0 million in investments with a fair value of $13.4 million  and $19.5 million of other assets.

The loan portfolio at December 31, 2006 was comprised of 87% in first and second real estate mortgages, 12% in resource sectors, and 1% in other sectors.  As at December 31, 2005, the loan portfolio was comprised of 89% in first and second real estate mortgages, 6% in resource sectors, and 5% in other sectors.  At December 31, 2006, mortgages were geographically located as follows: 48% in British Columbia, 37% in Alberta, 13% in Ontario and 2% in other areas; of which 80% are first mortgages and 20% are second mortgages.  This investment concentration may vary from time to time depending on the investment opportunities available, however in the near term the Company does not expect any material changes in the composition of its loan portfolio.  As at December 31, 2006, the Company’s loan portfolio consisted of 54 loans.

For the year ended December 31, 2006 the Company had consolidated net earnings of $43.7 million (or $0.32 per share) compared to consolidated net earnings of $23.6 million ( or $0.23 per share) in 2005 and consolidated net earnings of $12.7 million ($0.14 per share) in 2004.  For fiscal years 2005 and 2006, the Company recognized a future tax asset based on the likely realization of tax losses which are to be utilized against future taxable earnings.  In 2005 a future tax asset of $6.0 million was recognized and in 2006 an additional $8.5 million was recognized.  As a result of the recognition of a future tax recovery in 2005 and 2006,  earnings before tax increased by $6.3 million and $6.7 million respectively.

Interest and Related Fees

Net interest income from the Company’s lending activities increased for 2006 as compared to 2005 and 2004 due to the growth in the loan portfolio year-over-year.  Total loans as at December 31, 2006 were $269.5 million as compared to $124.6 million as at December  1, 2005, representing a 116% increase.

Non-Interest Income

Net earnings have been positively impacted over the past years with increases in management and finder’s fees earned by the Company’s corporate finance services.  In 2006, fees recorded from these activities totaled $2.8 million, compared to $3.3 million in 2005 and $0.9 million in 2004.  The fair value of non-monetary compensation received as finder’s fees in the form of shares, broker warrants and/or options are estimated using the trading price for shares, adjusted for liquidity, hold periods and other restrictions and the Black-Scholes option model for warrants.

Marketable securities are carried at the lower of average cost and market value.  Accordingly, trading gains in 2006 resulted in the Company recording a gain of $5.6 million compared to a net gain of $0.7 million in 2005 and a net loss of $1.0 million in 2004.  Included in the net gain in 2006 is a write-down in the amount of $0.4 million.  No write-downs were recorded in 2005 or 2004.

Net realized gains from the sales and write-downs to carrying value of investments resulted in the Company recording a net gain of $8.9 million in 2006 compared to a net gain of $4.2 million in 2005 and a net gain of $2.1 million in 2004.  Included in the net gain in 2006 is a write-down in the amount of $1.5 million and in 2005 a write-down of $1.2 million.

Expenses and Other

Total expenses and other for the year ended December 31, 2006 were $12.5 million as compared to $9.7 million in 2005 and $4.4 million in 2004.

Salaries and benefits increased in 2006 compared to 2005 and 2004 as a result of expansion of the business and the addition of new employees over the past three years.

Bonuses for the year ended December 31, 2006 were $5.5 million as compared to $2.0 million in 2005 and $1.5 million in 2004.  This represents amounts under the incentive plan to officers and employees of the Company.  The 2006 increase in bonuses is the result of the realized gain on sale of securities and increased level of loan activity.  The payments and allocations under such plan are subject to the approval of the Compensation Committee and Board of Directors.  The Company’s incentive plan includes discretionary and non-discretionary components.  The non-discretionary components are based on the Company’s corporate finance activities and loan underwritings.  The discretionary components are primarily based on the earnings of the Company.

Stock based compensation decreased in 2006 to $0.5 million as compared to $2.1 million in 2005 and $1.8 million in 2004, as a result of fewer options being issued and vested.

Legal and professional fees and regulatory and shareholder relations costs increased in 2006 as compared to 2005, primarily as a result of listing our shares on the London Alternative Investment Market (AIM) and other regulatory requirements.  Legal and professional fees in 2004 included legal costs associated with resolving the legal claim in Australia.

Income tax recovery was $6.7 million for the year ended December 31, 2006, compared to a recovery of $6.3 million in 2005 and an income tax expense of $0.3 million in 2004.  Earnings has been positively impacted by the recognition of a future tax asset of $8.5 million in 2006 and $6.0 million in 2005, as a result of the likely realization of unused tax losses from future earnings.

4.	SUMMARY OF QUARTERLY RESULTS

(In thousands of Canadian dollars, except per share amounts)

	Restated Fourth Qtr 2006	Restated Third Qtr 2006	Restated Second Qtr 2006	Restated First Qtr 2006	Restated Fourth Qtr 2005	Restated Third Qtr 2005	Restated Second Qtr 2005	Restated First Qtr 2005
Interest and related fees	10,597	8,781	7,415	5,798	5,555	4,399	4,004	3,452
Non-interest income	1,265	3,368	7,905	5,961	4,028	1,883	2,377	1,202
Earnings before taxes	7,918	9,087	11,664	8,315	5,059	4,291	4,507	3,311
Net earnings	16,021	8,770	10,882	8,028	11,395	4,295	4,550	3,311
Basic and Diluted Earnings Per Share	0.12	0.06	0.08	0.06	0.10	0.04	0.05	0.04
Total Assets	310,357	284,935	267,891	208,060	189,603	166,928	123,487	114,030
Total Liabilities	36,228	24,048	17,987	12,284	15,309	10,008	10,993	14,107

The Company’s interest and related fees have continued to increase for the past eight quarters as the Company’s loan portfolio grows.

Non-interest income varies by quarter depending on the management, advisory, and finder’s fees received, marketable securities’ trading gains/(losses) and realized gains and write-down of investments.  Quarter to quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

During the fourth quarter of 2005, second quarter of 2006 and fourth quarter of 2006, net earnings were positively impacted by the recognition of a future tax asset of $6.0 million, $0.8 million and $7.7 million, respectively, as a result of the likely realization of unused tax losses from future earnings.

Fourth Quarter

For the quarter ended December 31, 2006, the Company had earnings of $7.9 million before tax or net earnings of $16.0 million.  Net interest income increased as compared to the previous three quarters due to the growth in the loan portfolio quarter over quarter.

The increase of $7.3 million in the future income tax asset between the third and fourth quarter of 2006 represents management’s review of available tax losses and future earnings as at December 31, 2006.

5.	LIQUIDITY

The Company’s cash resources at December 31, 2006 were $9.5 million as compared to $33.7 million as at December 31, 2005.  The Company’s primary focus is to provide loans and its cash balances will vary depending on the timing of loans advanced and repaid.

As at December 31, 2006, the Company had commitments under existing loan agreements to lend further funds of $2.0 million.  Advances under these agreements are subject to a number of conditions, including due diligence and no material adverse change in the assets, business or ownership of the borrower.

The Company’s loan portfolio as at December 31, 2006 was $269.5 million comprised of 87% real estate mortgages, 12% in resource sectors, and 1% in other sectors.  As at December 31, 2006, 69% of the loan value is scheduled to mature within a year.  The Company had approximately $13.8 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at December 31, 2006 against which the Company has a provision of $0.6 million.  The Company expects to collect the full carrying value of its loan portfolio.

For 2006, cash flow from operations provided $30.3 million as compared to $10.3 million for the comparative period in 2005, as a result of higher earnings and proceeds received from the sale of marketable securities.

In April 2006, the Company completed an equity offering of 15,625,000 common shares and received net proceeds of $47.3 million.

In 2006, the Company’s loan portfolio increased by $144.9 million to $269.5 million as compared to December 31, 2005.   In 2006, the Company had arranged $279.2 million of new loans (net to Company – $255.2 million) and $116.9 million of loans (net to the Company - $101.5 million) were repaid.

As part of the Company’s investment and tax planning strategies significant acquisitions and disposals of investments occurred in 2006 funded by internal sources and the use of margin accounts.

Management is not aware of any trends or expected fluctuations that would create any liquidity deficiencies.  The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to meet the Company’s short-term requirements, as well as ongoing operations, and will be able to generate sufficient capital to support the Company’s business.  However, the Company assumes short-term debt from time to time to fund its investments and loan operations.  In addition, the Company is reviewing the implementation of various term debt facilities.

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The total minimum lease payments for the years 2007 – 2011 are $1,474,000.

	Obligation due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	$1,474,000	$434,000	$997,000	$43,000	-
Loan Commitments	$2,000,000	$2,000,000	-	-	-
Total	$3,474,000	$2,434,000	$997,000	$43,000	-

6.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2006, the Company received $1.5 million (2005 - $1.6 million, 2004 - $1.5 million) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets includes $0.2 million (2005 - $0.5 million) of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.  For the year ended December 31, 2006, the Company recorded a write-down of other assets of $0.1 million (2005 $nil, 2004 $nil) in parties related by virtue of having certain directors in common.

As at December 31, 2006, no loans and convertible debentures were due from parties related by virtue of having certain directors and officers in common, compared with $5.7 million in 2005.  During the year ended December 31, 2006, the Company received $0.6 million (2005 - $2.1 million, 2004 - $1.1 million) in interest and fees from related parties by virtue of having certain directors and officers in common. During the year ended December 31, 2006, the Company has made $0.4 million in additional provision for losses on loans and convertible debentures (2005 - $nil, 2004 - $0.2 million) from a party related by virtue of having a director in common.

For the year ended December 31, 2006, the Company received $24,000 (2005-$128,000, 2004 -$15,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

Marketable securities and investments include $9.1 million (2005 - $14.0 million) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the year ended December 31, 2005, the Company recorded a gain on disposal of securities of $10.6 million (2005 - $3.9 million, 2004 - $0.3 million) from parties related by virtue of having certain directors and officers in common.  For the year ended December 31, 2006, the Company recorded a write-down of investments of $1.2 million (2005 $nil, 2004 $nil) in parties related by virtue of having certain directors in common.

For the year ended December 31, 2006, the Company borrowed and repaid $20.0 million (2005 - $nil) from parties related by virtue of having certain directors in common.  Interest paid on these borrowings totalled $110,000, with identical terms to the Company’s debt facility described in note 10 of the audited consolidated financial statements.

Included in accounts payable is $3.2 million (2005 - $2.0 million) due to officers for bonuses payable.

7.	SUBSEQUENT AND PROPOSED TRANSACTIONS

The Company has no subsequent and proposed transactions to report.

8.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

9.	OUTLOOK

As at December 31, 2006, the Company had $9.5 million of cash on hand.  Reinvestment of the Company’s cash as loans mature is the paramount focus of management.  The Company is not planning any material changes in the make-up of its lending business, although the precise composition of its loan portfolio may vary somewhat from the currently existing percentages as loans are made in the context of market conditions.  During the upcoming year, the Company may hire additional employees and raise equity or debt as is required to fund the growth of the Company’s loan portfolio (also refer to Liquidity).

10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements for the years ended December 31, 2006 and 2005.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.   Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio at least on a quarterly basis and specific provisions are established on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•	length of time the loans have been in arrears;

•	the overall financial strength of the borrowers;

•	the nature and quality of collateral and, if applicable, guarantees;

•	secondary market value of the loans and the collateral; and

•	the borrower’s plan, if any, with respect to restructuring the loans.

Valuation of Investments

The Company’s investments are primarily held in public companies.  Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.  The Company regularly reviews the carrying value of its portfolio positions. A decline in market value may be only temporary in nature or may reflect conditions that are more permanent.  Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company.  Such declines may or may not reflect the likelihood of ultimate recovery of the carrying amount of an investment.

In determining whether the decline in value of the investment is other than temporary, quoted market price is not the only factor considered, particularly for thinly traded securities, large block holdings and restricted shares.  Other factors considered include:

•	the trend of the quoted market price and trading volume;

•	the financial position of the company and its results;

•	changes in or reorganization of the business plan of the investment; and

•	the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on the likely realization of tax losses which are to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest the funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.

The Company has also recognized a future tax liability related to its former U.S. based operations.

11.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

No new accounting policies were adopted during the year ended December 31, 2006.

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants  (CICA) Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  As the Company does not anticipate undertaking hedging activities, adoption of Section 3865 will have no impact on the Company.  Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments were that marketable securities were valued at the lower of average cost and market value, investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary, loans stated net of an allowance for credit losses on impaired loans and other assets were valued at their net realizable value.

The adoption of the Financial Instrument Standards will require the presentation of a separate statement of comprehensive income.  Investments and marketable securities will be recorded in the consolidated balance sheet at fair value.  Changes in fair value of marketable securities will be recorded in income and changes in the fair value of investments will be reported in comprehensive income.  The transitional adjustments in respect of these standards will be recorded to the opening marketable securities, investments and loan balances and adjusted through the retained earnings account and accumulated other comprehensive income, at January 1, 2007.

As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings will increase by $1.6 million, currency translation adjustment will decrease by $2.1 million and accumulated other comprehensive income will increase by $4.3 million.  This reflects an increase of $0.4 million in marketable securities and a $3.4 million increase in investments.  This represents the net gain on measuring the fair value of held for trading and available for sale investments, which was not recognized on a fair value basis prior to January 1, 2007.

12.	DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 7, 2007, the Company had the following common shares, stock options and compensation options outstanding:

Common shares	144,962,628
Stock options	10,186,333
Compensation options	1,133,775
Fully diluted shares outstanding	156,282,736

Dividends

As a reflection of the continued growth in the Company’s business, on November 1, 2006 its board of directors approved an increase in its dividend rate from $0.06 per year to $0.08 per year. This new dividend will be paid quarterly, at the rate of $0.02 per share.

13.	RISKS AND UNCERTAINTIES

Additional risks factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Liquidity Risk

The Company maintains a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions.  As at December 31, 2006, 69% of the value of the loan portfolio is scheduled to mature within a year.

Credit Risk

Credit risk management is the management of all aspects of borrower risk associated with the total loan portfolio, including the risk of loss of principal and/or interest from the failure of the borrowers to honour their contractual obligations to the Company.

The composition of the loan portfolio at December 31, 2006 was 87% in first and second real estate mortgages, 12% in resource sectors, and 1% in other sectors.  At December 31, 2006, mortgages were geographically located as follows; 48% in British Columbia, 37% in Alberta, 13% in Ontario and 2% in other; of which 80% are first mortgages and 20% are second mortgages.  The Company generally provides real estate mortgages to approximately 75% of the value of the security and generally provides commercial bridge loans to primarily publicly traded development stage companies to approximately 50% of the value of guarantees and security.  The Company provides for loan losses on a specific loan basis and has a provision of $0.6 million as at December 31, 2006.

14.	FORWARD LOOKING INFORMATION

These materials include certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Actof 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectation and that of our officers and directors.  Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this document, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would” “contemplate”, “possible”, “attempts”, “seek”, and similar expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements.  Accordingly, you are cautioned not to put undue reliance on these forward-looking statements.  Forward-looking statements include, among others, statements regarding our expected financial performance in future periods, our plan of operations and our business strategy and plans or budgets.

15.	INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.  The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

As of December 31, 2006, the Company’s management, including the CEO and CFO, concluded an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the CEO and CFO were of the view that the Company’s disclosure controls and procedures were effective.

Subsequent to December 31, 2006, this evaluation was revisited in connection with the preparation of the restated financial statements for the years ended December 31, 2006, 2005 and 2004 and three months ended March 31, 2007.  In view of the restatement of financial statements described above, the CEO and CFO have concluded that a material weakness existed in the Company’s internal disclosure controls and procedures as of December 31, 2006, related specifically to certain tax filings and computation of future tax provisions.  Management recognizes that improvements are required and is taking appropriate action to remediate deficiencies by the end of 2007.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management has evaluated the effectiveness of internal control over financial reporting.  Based on this evaluation, management has concluded that internal control over financial reporting was not wholly effective as of December 31, 2006, specifically as it related to the determination of tax provisions, as noted in “Internal Disclosure Controls and Procedures”.